December 22, 2010
VIA EDGAR AND FEDERAL EXPRESS
Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549-0404
Re:	Evergreen Solar, Inc. Proxy Statement on Schedule 14A Filed December 6, 2010 File No. 000-31687

Registration Statement on Form S-4 Filed December 6, 2010 File No. 333-171001

Registration Statement on Form S-3 Amended November 24, 2010 File No. 333-166777
Dear Mr. Mancuso:
     On behalf of Evergreen Solar, Inc., a Delaware corporation (the “Company”), please find set forth below in this letter the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 2, 2010 and your two comment letters December 16, 2010 (the “Comment Letters”).
     For ease of reference the responses are numbered to correspond to the comment numbers in the Comment Letters and each comment contained in the Comment Letters is printed below in italics and is followed by the Company’s response.
I.	Comment Letter Dated December 2, 2010 Relating to Registration Statement on Form S-3
Comment:
1.	We note your response to prior comment 1 and continue to note your pending application for confidential treatment. We will provide any comments on the request in a separate letter. Please resolve any comments on your application before requesting acceleration of the effective date of this registration statement.

Response:
We understand that the above referenced Registration Statement cannot be declared effective until the Company’s application for confidential treatment has been cleared or withdrawn. The Company is withdrawing its request for confidential treatment and plans to file the unredacted exhibits tomorrow.
Incorporation of Certain Documents by Reference, page 35
Comment:
2.	We note your response to prior comment 2 and reissue that comment in part, as we note that you have not specifically incorporated by reference the Form 8-K filed on November 17, 2010. To the extent that you file any additional Form 8-Ks prior to effectiveness, please ensure that your revised disclosure includes all Form 8-Ks required to be incorporated by reference.
Response:
In response to the Staff’s comment, the Company has amended the Registration Statement to incorporate by reference the Form 8-K filed on November 17, 2010 and the Form 8-K filed on December 6, 2010.
II.	Comment Letter Dated December 26, 2010 Relating to Registration Statement on Form S-4
General
Comment:
1.	We note your pending application for confidential treatment. Please confirm that you will resolve any comments on your application before requesting acceleration of the effective date of this registration statement.
Response:
We understand that the above referenced Registration Statement cannot be declared effective until the Company’s application for confidential treatment has been cleared or withdrawn. The Company is withdrawing its request for confidential treatment and plans to file the unredacted exhibits tomorrow.
Comment:
2.	Please disclose the range of aggregate principal amount of the existing 4% notes that you will purchase if the offer is fully subscribed.
Response:
We note the Company’s disclosure regarding the maximum aggregate principal amount of $200,000,000 of existing 4% notes that the Company will accept in the 4% exchange offer, which the Company refers to as the 4% maximum amount. The 4% maximum amount is the amount of existing 4% notes that the Company will purchase if the 4% exchange offer is fully subscribed and it will not change depending on the final exchange ratio at which existing 4% notes are exchanged for new 4% notes, which the Company refers to as the 4% clearing exchange ratio. This disclosure appears on the cover page and on pages 3, 4, 6, 51, 52, 53, 69, 70, 72, 77 and 78 of the Registration Statement. The maximum amount of new 4% notes that the Company will exchange for existing 4% notes if the 4% exchange offer is fully subscribed will range from $85,000,000 if the 4% clearing exchange ratio is $425 of new 4% notes issued for every $1,000 of existing 4% notes exchanged to $100,000,000 if the 4% clearing exchange ratio is $500 of new 4% notes issued for every $1,000 of existing 4% notes exchanged. The Company has added disclosure on the cover page and on pages 52 and 64 of the Registration Statement of the range of new 4% notes that the Company will issue if the 4% exchange offer is fully subscribed.
Comment:
3.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Response:
In response to the Staff’s comment, the Company confirms that the offer will be open for at least 20 full business days and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Comment:
4.	Please provide your detailed analysis as to the materiality of pro forma financial statements. Refer to Item 1010(b) of Regulation M-A.
Response:
In response to the Staff’s comment, and without acknowledging that this information should be considered material for purposes of investors participating in exchange offers, the Company has revised its disclosure on pages 64-69 to include the pro forma financial information required by Item 1010(b) of Regulation M-A.
Conditions to the Exchange Offers and Consent Solicitation, page 67
Comment:
5.	In combined general condition (4) and consent general condition (2), you state that a default under an agreement, indenture or other instrument or obligation to which your or one of your affiliates is a party, or by which you or one of your affiliates is bound, may trigger offer conditions. This disclosure suggests that actions or inactions by you or your affiliates may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at your option.

Response:
In response to the Staff’s comment, the Company has revised its disclosure on pages 74 and 75 to remove the implication that the conditions may be triggered at the Company’s option.
Comment:
6.	We note that that the consent general conditions must be satisfied or waived prior to the date on which the supplemental indenture is executed and delivered. We also note that the supplemental indenture will be executed following expiration of the offer and that you will not complete the 13% exchange offer without completing the consent solicitation. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language accordingly.
Response:
In response to the Staff’s comment, the Company has revised its disclosure to remove the execution of the supplemental indenture as a condition to the consent and solicitation and to clarify that the 13% supplemental indenture will be executed on or promptly after expiration of the 13% exchange offer but that its will not become operative until the settlement date.
Compliance with Securities Laws, page 77
Comment:
7.	You state that the offer is not being made to, nor will tenders be accepted from, holders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).
Response:
In response to the Staff’s comment, the Company has deleted the disclosure.
Item 21. Exhibits and Financial Statement Schedules, page II-2
Comment:
8.	We note that you intend to file a number of exhibits by amendment. Please confirm that you will file all exhibits required to be filed prior to effectiveness, such as any indenture that must be qualified pursuant to the Trust Indenture Act of 1939. In this regard, please tell us the authority on which you rely to file “forms of” indentures that you indicate you will file as exhibits 4.2 and 4.5.

Response:
The Company confirms that it will file all exhibits to the Registration Statement not previously filed by amendment. The indentures filed as exhibits 4.2, 4.4 and 4.5 will not be executed prior to effectiveness of the registration statement and are being filed in accordance with Instruction 1 to Item 601 of Regulation S-K. The Company has revised the Registration Statement to file Exhibit 4.1, the Form of Indenture for Subordinated Debt Securities, rather than incorporate this unsigned exhibit from a prior filing.
III.	Comment Letter Dated December 16, 2010 Relating to Proxy Statement on Schedule 14A
Comment:
1.	Please revise your disclosure to address our comments issued December 16, 2010 on your registration statement on Form S-4, as appropriate.
Response:
In response to the Staff’s comment, to the extent appropriate, the Company has revised the Proxy Statement to reflect its responses to your comments issued December 16, 2010 on our Registration Statement on Form S-4.
Where You Can Find Additional Information, page 28
Comment:
2.	We note that you incorporate by reference the information required by Item 13(a) of Schedule 14A. It appears that the information filed on Form 8-K on August 12, 2010 updates information that you have incorporated by reference. Please expand to incorporate this Form 8-K by reference.
Response:
In response to the Staff’s comment, the Company has revised the Proxy Statement to incorporate by reference the Current Report on Form 8-K filed on August 12, 2010.
* * * *
     The Company hereby acknowledges the following with respect to its Registration Statement on Form S-3, its Registration Statement on Form S-4 and its Proxy Statement on Schedule 14A (the “Filings”):
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at (617) 951-8852.
Sincerely,

/s/ John R. Utzschneider

John R. Utzschneider

cc:	Aslynn Hogue, U.S. Securities and Exchange Commission
Mary Beth Bresline, U.S. Securities and Exchange Commission
Michael El-Hillow, Evergreen Solar, Inc.
Mark Fidler, Evergreen Solar, Inc.
Christian M. Ehrbar, Evergreen Solar, Inc.
J.Q. Newton Davis, Bingham McCutchen LLP